UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semiannual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal Semiannual Period ended June 30, 2022

Here Collection LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1111 Brickell Ave, 10th Floor, Miami, FL (Address of principal executive offices)	33131 (Zip Code)

407-553-2453
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE CONTAINED IN THE SECTION OF THE COMPANY’S LATEST OFFERING CIRCULAR (THE “OFFERING CIRCULAR”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTITLED “RISK FACTORS”, WHICH SECTION IS INCORPORATED HEREIN BY REFERENCE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Here Collection LLC was formed on June 15, 2021 (“Inception”) in the State of Delaware under the name Arrived Collection LLC. On July 6, 2021, an amendment to the Certificate of Formation was filed to change the name of the entity to Here 001 LLC and, on January 11, 2022, a second amendment to the Certificate of Formation was filed to change the name of the entity to Here Collection LLC. Here Collection is an investment vehicle which intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Here Investments Inc. (“Here”) is the company’s Managing Member. As the company’s Managing Member, it will manage the company’s day-to-day operations. Here is also the Managing Member of each Series and Here PM, a wholly owned subsidiary of Here, is the Property Manager of each Series and will manage each property that a Series acquires.

Series with Qualified Series Interests as of June 30, 2022

Series Interests in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), as of June 30, 2022.

Series	Property
Series #1	Residential property located at 1989 Loraine Rd., Largo, FL 33774
Series #2	Residential property located at 335 Maple Ridge Dr., Big Bear City, CA 92314
Series #3	Residential property located at 1182 Ski Mountain Rd., Gatlinburg, TN 37738
Series #4	Residential property located at 4726 Avenida La Flora Desierta, Joshua Tree, CA 92252
Series #5	*

*Following qualification, the company determined to not offer Series #5.

Recent Developments

As of the date of this Offering Circular, the company has qualified (or has pending qualifications) under Regulation A of the offerings of 12 Series with aggregate maximum offering amounts of $8,949,738 and such Series have raised aggregate offering proceeds of $4,061,575 and acquired 7 properties.

Market Outlook—Real Estate Finance Markets

Following the emergence of the COVID-19 pandemic, demand for short-term rentals initially declined significantly, but was followed by a partial recovery in 2020 and a marked shift toward small cities/rural markets and destination/resort locations (mountain/lake and coastal) and away from large city/urban markets.

For more information, please see the section of the Offering Circular entitled “Market Outlook”, which is incorporated herein by reference.

Results of Operations

Revenues:

Revenues are generated at the Series level. Rental revenues consist of rental amounts collected under the short term lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts.

The following table summarizes the rental income by Series for the period ending June 30, 2022:

Series	Revenue
1	$-
2	-
3	1,686
4	-
Total	$1,686

As of June 30, 2021, each property had not yet been acquired by the Company.

Expenses:

Expenses are incurred at the Series level. If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series. “Asset Value” at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager’s allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its allocated amount of such expenses. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of each Series. Such expenses will be allocated among and reimbursed by all Series established by Here Collection once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See “Risk Factors – Liability of investors between Series” in our Offering Circular.

The following table summarizes the expenses incurred by Series for the period ending June 30, 2022:

	Series 1	Series 2	Series 3	Series 4	Total
Repair and maintenance	$1,997	$2,540	$3,544	-	$8,081
Depreciation	1,016	-	4,886	-	5,902
HOA	-	-	86	-	86
Insurance	467	342	247	74	1,130
Property taxes	1,540	3,808	383	394	6,125
Interest expense	-	4,865	4,436	2,243	11,544
Amortization	6,591	5,666	5,955	2,660	20,872
Total Expenses	$11,611	$17,221	$19,537	$5,371	$53,740

As of June 30, 2021, each property had not yet been acquired by the Company.

Liquidity and Capital Resources

Each Series commenced planned operations on the date of acquisition of its Property. Each Series will be dependent upon raising the full offering amount. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

For more information please see Note 1, Organization, Nature of Activities and Going Concern, in our financial statements.

The Series held the following cash as of June 30, 2022:

Series	Cash
1	$6,314
2	8,020
3	-
4	-
Total	$14,334

As of December 31, 2021, each property had not yet been acquired by the Company.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Series Interests.

Going Concern

The company’s financial statements have been prepared assuming the company and each Series will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company.  If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting policies, in our financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Transactions, in our financial statements.

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 10, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

TABLE OF CONTENTS
HERE COLLECTION LLC and HERE COLLECTION Series Group Balance Sheet As Of June 30, 2022 (unaudited)	F-1
HERE COLLECTION LLC and HERE COLLECTION Series Group Balance Sheet As Of December 31, 2021	F-2
Statement of Operations For HERE COLLECTION LLC and HERE COLLECTION Series Group For The Period From January 1, 2022 To June 30, 2022 (unaudited)	F-3

Statement of Operations For HERE COLLECTION LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the HERE COLLECTION Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)

F-4
Statement of Changes In Members’ Equity For HERE COLLECTION LLC and HERE COLLECTION Series Group For The Period From January 1, 2022 To June 30, 2022 (unaudited)	F-5

Statement of Changes In Members’ Equity For HERE COLLECTION LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the HERE COLLECTION Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)

F-5
Statement of Cash Flows For HERE COLLECTION LLC and HERE COLLECTION Series Group For The Period From January 1, 2022 To June 30, 2022 (unaudited)	F-6

Statement of Cash Flows For HERE COLLECTION LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the HERE COLLECTION Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)

F-7
Notes To The Financial Statements For HERE COLLECTION and HERE COLLECTION Series Group	F-8

HERE COLLECTION LLC

COMBINED BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
Assets
Cash	$-	$6,314	$8,020	$-	$-	$14,334
Property, net	-	341,582	877,815	756,680	1,026,293	3,002,370
Due from related parties	-	11,156	581	13,623	63,005	88,365
Prepaid Expenses	-	1,469	2,059	1,433	1,209	6,170
Other Assets	-	20,745	34,103	28,548	43,569	126,965
Total assets	-	381,266	922,578	800,284	1,134,076	3,238,204

Liabilities and Member’s Deficit
Due to related parties	230	1,997	2,540	423,456	608,653	1,036,646
Other Current liabilities	-	1,540	6,615	4,679	394	13,228
Loan Payable	-	-	481,200	390,000	530,400	1,401,600
Total liabilities	230	3,537	490,355	818,135	1,139,447	2,451,474

Commitments & Contingencies (Note 9)

Members’ equity:
Member Contributions	-	389,340	449,444	-	-	838,784
Member’s equity	(230)	(11,611)	(17,221)	(17,851)	(5,371)	(52,054)
Total member’s equity	(230)	377,729	432,223	(17,851)	(5,371)	786,730
Total liabilities and member’s equity	$-	$381,266	$922,578	$800,284	$1,134,076	$3,238,204

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
Assets
Cash	$-	$-	$-	$-	$-	$-
Property, net	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-
Prepaid Expenses	-	-	-	-	-	-
Other Assets	-	-	-	-	-	-
Total assets	-	-	-	-	-	-

Liabilities and Member’s Deficit
Due to related parties	-	-	-	-	-	-
Other Current liabilities	-	-	-	-	-	-
Loan Payable	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	-

Commitments & Contingencies (Note 9)

Members’ equity:
Member Contributions	-	-	-	-	-	-
Member’s equity	-	-	-	-	-	-
Total member’s equity	-	-	-	-	-	-
Total liabilities and member’s equity	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined

Rental Income	$-	$-	$-	$1,686	$-	$1,686
Total Revenue	-	-	-	1,686	-	1,686

Operating Expenses:
Repair and maintenance	-	1,997	2,540	3,544	-	8,081
Depreciation	-	1,016	-	4,886	-	5,902
HOA	-	-	-	86	-	86
Insurance	-	467	342	247	74	1,130
Property taxes	-	1,540	3,808	383	394	6,125
Total operating expenses	-	5,020	6,690	9,146	468	21,324

Loss from operations	-	(5,020)	(6,690)	(7,460)	(468)	(19,638)

Other Income / (Expenses)
Interest expense	-	-	(4,865)	(4,436)	(2,243)	(11,544)
Amortization	-	(6,591)	(5,666)	(5,955)	(2,660)	(20,872)
Total other income (expense), net	-	(6,591)	(10,531)	(10,391)	(4,903)	(32,416)

Net loss	$-	$(11,611)	$(17,221)	$(17,851)	$(5,371)	$(52,054)

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIODS FROM JUNE 15, 2021 (INCEPTION) TO JUNE 30, 2021 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined

Rental Income	$-	$-	$-	$-	$-	$-
Total Revenue	-	-	-	-	-	-

Operating Expenses:
Repair and maintenance	-	-	-	-	-	-
Depreciation	-	-	-	-	-	-
HOA	-	-	-	-	-	-
Insurance	-	-	-	-	-	-
Property taxes	-	-	-	-	-	-
Total operating expenses	-	-	-	-	-	-

Loss from operations	-	-	-	-	-	-

Other Income / (Expenses)
Interest expense	-	-	-	-	-	-
Amortization	-	-	-	-	-	-
Total other income (expense), net	-	-	-	-	-	-

Net loss	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIODS FROM JUNE 15, 2021 (INCEPTION) TO JUNE 30, 2021 (UNAUDITED)

AND JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
June 15, 2021	$-	$-	$-	$-	$-	$-
Net Income / (Loss)	-	-	-	-	-	-
June 30, 2021	$-	$-	$-	$-	$-	$-

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
January 1, 2022	$-	$-	$-	$-	$-	$-
Net Income / (Loss)	(230)	377,729	432,223	(17,851)	(5,371)	786,730
June 30, 2022	$(230)	$377,729	$432,223	$(17,851)	$(5,371)	$786,730

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
Operating Activities:
Net Loss	$-	$(11,611)	$(17,221)	$(17,851)	$(5,371)	$(52,054)
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	7,607	5,666	10,841	2,660	26,774
Changes in assets and liabilities:
Due from Related Party		(11,156)	(581)	-	-	(11,737)
Due to Related Party	-	1,997	2,540	1,998	2,243	8,778
Prepaids	-	467	342	333	74	1,216
Other liabilities	-	1,540	6,615	4,679	394	13,228
Net cash provided by (used in) operating activities	-	(11,156)	(2,639)	-	-	(13,795)

Investing Activities	-	-	-	-	-	-

Financing Activities	-					-
Repayments of amounts due to related party	-	(371,870)	(438,785)	-	-	(810,656)
Net proceeds from the issuance of membership units	-	389,340	449,444	-	-	838,784
Net cash provided by Financing Activities	-	17,470	10,659	-	-	28,128

Net Increase (Decrease) in Cash	-	6,314	8,020	-	-	14,333
Cash at Beginning of Period	-	-	-	-	-	-
Cash at End of Period	-	6,314	8,020	-	-	14,333

Supplemental Non Cash
Due from Related Party	-	-	-	(13,623)	(63,005)	-
Note Payable	-	-	481,200	390,000	530,400	-

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIODS FROM JUNE 15, 2021 (INCEPTION) TO JUNE 30, 2021 (UNAUDITED)

	Here Collection LLC	Series 1	Series 2	Series 3	Series 4	Total Combined
Operating Activities:
Net Loss	-	-	-	-	-	-
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	-	-	-	-	-	-
Changes in assets and liabilities:
Due from Related Party						-
Due to Related Party	-	-	-	-	-	-
Prepaids	-	-	-	-	-	-
Other liabilities	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	-	-	-	-

Investing Activities						-

Financing Activities	-	-	-	-	-	-
Repayments of amounts due to related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Net cash provided by Financing Activities	-	-	-	-	-	-

Net Increase (Decrease) in Cash	-	-	-	-	-	-
Cash at Beginning of Period	-	-	-	-	-	-
Cash at End of Period	-	-	-	-	-	-

Supplemental Non Cash
Due from Related Party	-	-	-	-	-	-
Note Payable	-	-	-	-	-	-

The accompanying notes are an integral part of these combined unaudited financial statements

HERE COLLECTION LLC (HERE COLLECTION)

HERE COLLECTION SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Here Collection LLC was formed on June 15, 2021 (“Inception”) in the State of Delaware under the name Arrived Collection LLC. On July 6, 2021, an amendment to the Certificate of Formation was filed to change the name of the entity to Here 001 LLC. On January 11, 2022, another amendment was file to change the name of the entity to Here Collection LLC. The financial statements of Here Collection LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Miami, Florida.

Here Collection LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared assuming the Company and each Series will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Here Collection LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Here Investments Inc. in its capacity as Managing Member of the Company and each Series.

In the opinion of management, these financial statements reflect all adjustments consisting of normal recurring accruals, necessary for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of the results for the full year.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash

Each Series held the following amount of cash as of June 30, 2022:

Series	Cash
1	$6,314
2	8,020
3	-
4	-
Total	$14,334

As of December 31, 2021, each property had not yet been acquired by the Company.

As a matter of performing its duties, the Manager at times will collect and hold cash on behalf of the Property. See Note 7: Related Party Transactions for more details.

Revenue

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2022 and December 31, 2021.

Earnings per Series Interest

Basic earnings per Series Interest is calculated on the basis of weighted-average number of Series Interests outstanding during the year. Basic earnings per Series Interest is computed by dividing income available to members by the weighted-average Series Interests outstanding during the year.

Income Taxes

Here Collection LLC, a Delaware series limited liability company was formed on June 15, 2021 as a wholly owned subsidiary of Here Investments Inc., a Delaware corporation.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2022 and December 31, 2021.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series are subject to incomes taxes for US Federal purposes and state taxes. The Series’ tax years are open for examinations for all periods since inception.

3.	RECENT ACCOUNTING STANDARDS

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

4.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2022 and December 31, 2021, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5.	INVESTMENTS IN VACATION PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ property by component as of June 30, 2022:

Series	Building	Land	Furniture	Accumulated Depreciation	Property Net
1	$115,934	$226,665	$-	$(1,016)	$341,582
2	673,984	168,496	35,336	-	877,815
3	601,710	127,721	32,134	(4,886)	756,680
4	697,259	219,034	110,000	-	1,026,293
Total	$2,088,887	$741,916	$177,470	$(5,902)	$3,002,370.00

As of December 31, 2021, each property had not yet been acquired by the Company.

Each Series recognized the following in depreciation expense:

Series	Six Months Ended June 30, 2022
1	$1,016
2	-
3	4,886
4	-
Total	$5,902

6.	MEMBER’S EQUITY (DEFICIT)

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

7.	RELATED PARTY TRANSACTIONS

Due from (Due to) Related Party

As part of its role as property manager, the Manager at times will collect rent on behalf of each of the Series. The Series will also reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to each of the series. The following table sets forth the net amount as of June 30, 2022:

Series	Due From Related Party	Due to Related Party
1	$11,156	$1,997
2	581	2,540
3	13,623	423,456
4	63,005	608,653
Total	$88,365	$1,036,646

As of December 31, 2021, each property had not yet been acquired by the Company.

8.	PREPAID EXPENSES, OTHER ASSETS AND LIABILITIES

Each of the Series’ balance in prepaid expenses and other assets as of June 30, 2022 is as follows:

Series	Prepaid HOA	Prepaid Insurance	Offering Costs	Loan Origination Fee	Total
1	$-	$1,469	$20,745	$-	$22,214
2	-	2,059	27,060	7,043	36,162
3	251	1,183	22,884	5,664	29,982
4	-	1,209	37,632	5,937	44,778
Total	$251	$5,920	$108,321	$18,644	$133,136

As of December 31, 2021, each property had not yet been acquired by the Company.

Each of the Series’ balance in other liabilities as of June 30, 2022 is as follows:

Series	Accrued Interest	Accrued Taxes	Total
1	$-	$1,540	$1,540
2	2,807	3,808	6,615
3	4,296	383	4,679
4	-	394	394
Total	$7,103	$6,125	$13,228

As of December 31, 2021, each property had not yet been acquired by the Company.

9.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of the date of the accompanying unaudited financial statements, the Company was not a party in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

Terminated Offerings

As of June 14, 2022, we terminated Series #5.

10.	SUBSEQUENT EVENTS

As of July 19, 2022, we established Series #6, Series #7 and Series #8 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here.

As of August 3, 2022, we established Series #9, Series #10 and Series #11 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here.

As of August 23, 2022, we established Series #12, for the purpose of purchasing the property set forth in the offering circular available here.

As of September 2, 2022, we established Series #13 and Series #14 for the purpose of purchasing the respective properties set forth in the offering circular for such Series here.

As of September 13, 2022, we terminated Series #10.

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 27, 2022, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Formation of Here Collection LLC, as amended (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Offering Circular on Form 1-A filed on December 13, 2021)**
2.2

Second Amended and Restated Limited Liability Company Agreement of Here Collection LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Offering Circular on Form 1-A filed on April 21, 2022)**

2.3	Dalmore Agreement (incorporated by reference to the copy thereof submitted as Exhibit 1.1 to the Offering Circular on Form 1-A filed on December 13, 2021)**
2.4	Series #2 Amended and Restated Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Offering Circular on Form 1-A filed on April 21, 2022)**
2.5	Series #3 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.5 to the Offering Circular on Form 1-A filed on April 21, 2022)**
2.6	Series #4 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.6 to the Offering Circular on Form 1-A filed on April 21, 2022)**
2.7	Series #6 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.7 to the Offering Circular on Form 1-A filed on July 22, 2022)**
2.8	Series #7 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.8 to the Offering Circular on Form 1-A filed on July 22, 2022)**
2.9	Series #8 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.9 to the Offering Circular on Form 1-A filed on July 22, 2022)**
2.10	Series #9 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.10 to the Offering Circular on Form 1-A filed on August 17, 2022)**
2.11	Series #10 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.11 to the Offering Circular on Form 1-A filed on August 17, 2022)**
2.12	Series #11 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.12 to the Offering Circular on Form 1-A filed on August 17, 2022)**
2.13	Series #13 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.13 to the Offering Circular on Form 1-A filed on September 7, 2022)**
2.14	Series #14 Series Designation (incorporated by reference to the copy thereof submitted as Exhibit 2.14 to the Offering Circular on Form 1-A filed on September 7, 2022)**
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Offering Circular on Form 1-A/A filed on January 28, 2022)**
6.1

Real Estate Purchase Agreement dated November 29, 2021, between Here Collection LLC (formerly Here 001 LLC) and Here Acquisitions LLC (formerly Arrive 1 LLC) (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Offering Circular on Form 1-A filed on December 13, 2021)**

6.2

Amended and Restated Property Management Agreement between Here PM LLC and Series #1 (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Offering Circular on Form 1-A/A filed on January 28, 2022)**

6.3

California Residential Purchase Agreement and Addendum thereto, each dated February 27, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Offering Circular on Form 1-A filed on March 14, 2022)**

6.4

Non-Binding Financing Offer from Certain Lending, Inc to HCO 1 LLC(incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Offering Circular on Form 1-A filed on March 14, 2022)**

6.5

Amended and Restated Property Management Agreement between Here PM LLC and Series #2 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Offering Circular on Form 1-A filed on March 14, 2022)**

6.6

Purchase and Sale Agreement and Addendum thereto, dated March 10, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Offering Circular on Form 1-A filed on April 21, 2022)**

6.7	Property Management Agreement between Here PM LLC and Series #3 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Offering Circular on Form 1-A filed on April 21, 2022)**
6.8

California Residential Purchase Agreement, dated April 4, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Offering Circular on Form 1-A filed on April 21, 2022)**

6.9	Property Management Agreement between Here PM LLC and Series #4 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Offering Circular on Form 1-A filed on April 21, 2022) **

6.10	Residential Contract for Sale and Purchase, dated April 8, 2022, among the sellers named therein and HCO 1 LLC**
6.11

Texas Residential Purchase Agreement, dated July 12, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Offering Circular on Form 1-A filed on July 22, 2022)**

6.12	Property Management Agreement between Here PM LLC and Series #6 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Offering Circular on Form 1-A filed on July 22, 2022)**
6.13

New Mexico Residential Purchase Agreement and Addendum thereto, dated July 13, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Offering Circular on Form 1-A filed on July 22, 2022)**

6.14	Property Management Agreement between Here PM LLC and Series #7 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Offering Circular on Form 1-A filed on July 22, 2022)**
6.15

Purchase and Sale Agreement, dated July 19, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Offering Circular on Form 1-A filed on July 22, 2022)**

6.16	Property Management Agreement between Here PM LLC and Series #8 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Offering Circular on Form 1-A filed on July 22, 2022)**
6.17

Residential Resale Real Estate Purchase Contract, dated August 3, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.18

Property Management Agreement between Here PM LLC and Series #9 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.19

California Residential Purchase Agreement, dated August 3, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.20

Property Management Agreement between Here PM LLC and Series #10 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.21

Residential Resale Real Estate Purchase Contract, dated August 7, 2022, among the sellers named therein and HCO 1 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.22

Property Management Agreement between Here PM LLC and Series #11 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Offering Circular on Form 1-A filed on August 17, 2022)**

6.23

Agreement of Sale, dated August 31, 2022, among the sellers named therein and HCO 1, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Offering Circular on Form 1-A filed on September 7, 2022)**

6.24

Property Management Agreement between Here PM LLC and Series #13 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Offering Circular on Form 1-A filed on September 7, 2022)**

6.25

Oklahoma Contract of Sale for Real Estate, dated August 31, 2022, among the sellers named therein and HCO 1, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Offering Circular on Form 1-A filed on September 7, 2022)**

6.26

Property Management Agreement between Here PM LLC and Series #14 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Offering Circular on Form 1-A filed on September 7, 2022)**

8.1	Escrow Agreement (incorporated by reference to the copy thereof submitted as Exhibit 8.1 to the Offering Circular on Form 1-A/A filed on January 28, 2022)**

* **	Filed herewith Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on September 28, 2022.

Here Collection LLC

a Delaware limited liability company

By	HERE Investments Inc., a Delaware corporation Its: Managing Member

	By:	/s/ Corey Ashton Walters
	Name:	Corey Ashton Walters
	Title:	Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Here Collection LLC

a Delaware limited liability company

By	HERE Investments Inc., a Delaware corporation Its: Managing Member

	By:	/s/ Corey Ashton Walters
	Name:	Corey Ashton Walters
	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer and Principal Accounting Officer of Here Investments Inc.

Date: September 28, 2022